SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
EPIX Pharmaceuticals, Inc.
(Names of Subject Company (Issuer) and Filing Person (Offeror))
3.00% Convertible Senior Notes Due 2024
(Title of Class of Securities)
26881QAB7 and 26881QAA9
(CUSIP Number of Class of Securities)
Elkan Gamzu, Ph.D.
Chief Executive Officer
EPIX Pharmaceuticals, Inc.
4 Maguire Road
Lexington, Massachusetts 02421
(781) 761-7600
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Edward A. King, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$100,000,000	$5,580

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.00% Convertible Senior Notes Due 2024, as described herein, is an aggregate of $18 million in cash, 33,900,000 shares of the Company’s (as defined below) common stock, and the maximum aggregate amount payable with respect to the contingent value rights, assuming the holders of the Convertible Senior Notes tender all their notes in the exchange offer.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000558.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,580
Form or Registration No.: SC TO-I
Filing Party: EPIX Pharmaceuticals, Inc.
Date Filed: April 7, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
INTRODUCTORY STATEMENT
     This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by EPIX Pharmaceuticals, Inc., a Delaware corporation (“EPIX Pharmaceuticals”), with the Securities and Exchange Commission on April 7, 2009 (“Schedule TO”), in connection with EPIX Pharmaceuticals’ offer to repurchase the 3.00% Convertible Senior Notes Due 2024 that were issued by EPIX Pharmaceuticals (the “Notes”), upon the terms and subject to the conditions set forth in the Indenture, the Company Notice, and the related offer materials filed as Exhibits (a)(1)(A) to (a)(1)(G) to the Schedule TO. Capitalized terms used herein and not defined have the meanings set forth in the Schedule TO.
Offer to Exchange and Consent Solicitation.
1.	The Offer to Exchange and Consent Solicitation is hereby amended as follows:

“The Offer to Exchange and Consent Solicitation expires at 12:00 a.m., New York City time, on May 5, 2009, unless the Exchange Offer and Consent Solicitation is extended by us with the consent of the holders of at least 75% in outstanding principal amount of the Notes.”
2.	The paragraph entitled “Support of the Exchange Offer and Consent Solicitation” under the section entitled “Restructuring Support Agreement” on page 7 is hereby deleted in its entirety and replaced with the following paragraph:
“Support of the Exchange Offer and Consent Solicitation: The Noteholders that are party to the Restructuring Support Agreement, or that have otherwise agreed to tender their Notes for exchange and support the Offer, have agreed to tender in the Exchange Offer and consent to the Proposed Amendments on the terms described herein Notes that they beneficially own representing approximately 83% in aggregate principal amount of the Notes.”
The paragraph entitled “Termination of Restructuring Support Agreement” under the section entitled “Restructuring Support Agreement” on page 8 is hereby deleted in its entirety and replaced with the following paragraph:
“Termination of Restructuring Support Agreement: The Restructuring Support Agreement is terminable in a variety of circumstances. In the event the Restructuring Support Agreement is terminated, the holders of Notes party thereto shall no longer be required to tender their Notes for exchange and shall not be required to consent to the Proposed Amendments.”
The paragraph entitled “Support of the Exchange Offer and Consent Solicitation” under the section entitled “Terms of the Restructuring Support Agreement” on page 27 is hereby deleted in its entirety and replaced with the following paragraph:
“Support of the Exchange Offer and Consent Solicitation: The Noteholders that are party to the Restructuring Support Agreement, or that have otherwise agreed to be bound by the provisions of the Restructuring Support Agreement summarized within this section entitled “Support of the Exchange Offer and Consent Solicitation,” have agreed to tender in the Exchange Offer and Consent Solicitation on the terms described herein Notes that they beneficially own representing approximately 83% in aggregate principal amount of the Notes. The material terms of the Exchange Offer and Consent Solicitation that these Noteholders have agreed to support by tendering their Notes include:
•	the amount of the cash payment, the number of shares common stock and the Contingent Value Rights to be issued in the Exchange Offer,

•	the expiration date of the Exchange Offer and that such date may only be extended with the consent of the holders of at least 75% in aggregate principal amount of the Notes, and

•	the condition that at least ninety-three percent (93%) in aggregate principal amount of the Notes be validly tendered and not withdrawn, which condition may only be modified with the consent of the holders of at least 75% in aggregate principal amount of the Notes.”
The paragraph entitled “Termination of Restructuring Support Agreement” under the section entitled “Terms of the Restructuring Support Agreement” on page 28 is hereby deleted in its entirety and replaced with the following paragraph:
“Termination of Restructuring Support Agreement: The Restructuring Support Agreement is terminable in a variety of circumstances. In the event the Restructuring Support Agreement is terminated, the holders of Notes party thereto shall no longer be required to tender their Notes for exchange and shall not be required to consent to the Proposed Amendments.”
3.	The first sentence under the section entitled “Special Note Regarding Forward-Looking Statements” on page 15 is hereby deleted in its entirety and replaced with the following sentence:
“Certain information and statements contained in this Offer to Exchange and Consent Solicitation (including any document incorporated by reference herein or therein) are forward-looking statements.”
4.	The second sentence of the last paragraph under the section entitled “Special Note Regarding Forward-Looking Statements” on page 15 is hereby deleted in its entirety.

5.	The base model and stretch model tables (including the accompanying footnotes) under the section entitled “Financial Projections” on page 26 are hereby deleted in their entirety and replaced with the following tables (including the accompanying footnotes):
Base Model (1)(2)

	Year Ended December 31,
	2009	2010	2011

Net Revenue	$31,723,953	$55,855,845	$86,336,679

Non-GAAP Net Expenses*	60,435,242	65,941,343	74,038,660

Net Interest	3,467,563	3,767,563	3,767,563

Non-GAAP Net Profit (Loss)*	$(32,178,852)	$(13,853,060)	$8,530,456

Cash Burn	$(31,697,808)	$(14,041,272)	$8,426,684

Stretch Model (1)(2)(3)

	Year Ended December 31,
	2009	2010	2011

Net Revenue	$64,229,837	$54,855,845	$104,336,679

Non-GAAP Net Expenses*	60,486,568	63,974,676	74,771,993

Net Interest	3,467,563	3,767,563	3,767,563

Non-GAAP Net Profit (Loss)*	$275,706	$(12,886,394)	$25,797,123

Cash Burn	$756,750	$(13,074,606)	$25,693,351

*	Represents non-GAAP financial measures which exclude non-cash expenses related to compensation for employee stock issuances. A reconciliation of the non-GAAP measures to the most directly comparable financial measures calculated in accordance with GAAP, namely net expenses and net profit (loss), are not available without unreasonable efforts because we do not budget or manage future compensation expense for employee stock issuances. Consequently, stock compensation expense for future periods is not available. Because of varying available valuation methodologies, subjective assumptions and the variety of award types, we believe that the exclusion of stock-based payments allows for more accurate comparisons of our operating results to our peer companies. We believe that excluding this non-cash expense provides the holders of Notes with a more meaningful perspective on the cash-based performance and health of the business, including our current projected liquidity. Although we believe the non-GAAP financial measures provided above enhance an understanding of our performance, these non-GAAP financial measures should not be considered a substitute for GAAP financial measures.

(1)	Assumes, among other things, that we receive additional funding of at least $50 million from a capital raising transaction prior to the end of August 2009. As of December 31, 2008, we had $24.6 million of cash and cash equivalents to fund our future operations. We believe that our cash and cash equivalents, along with anticipated revenue that we expect to earn during the first half of 2009, will fund our operations only through the end of August 2009. If we are unable to obtain additional capital to fund our operations beyond August 2009, we will not be able to sustain our operations and would be required to cease our operations and/or seek bankruptcy protection.

(2)	Does not reflect, among other things, our March 2009 efforts to reduce our cost structure by eliminating approximately 50% of our workforce, narrowing the focus of our research and development efforts to our lead clinical programs, PRX-03140 being developed for the treatment of Alzheimer’s disease and PRX-08066 being developed for the treatment of pulmonary hypertension associated with chronic obstructive pulmonary disease, and our partnered preclinical programs with SmithKline Beecham Corporation (GlaxoSmithKline) and Cystic Fibrosis Foundation Therapeutics, Incorporated; and reducing our research and development obligations under our collaboration agreement with GlaxoSmithKline through September 13, 2009 for programs other than the PRX-03140 program. In addition to reducing our future net expenses, these efforts also significantly reduced our ability to achieve projected revenues.

(3)	The stretch projections were prepared to highlight the maximum potential for our business and did not take into account our resources and ability to optimally execute on our strategy, including the timing and maximum amounts that we could potentially receive in connection with the monetization of MS-325 (formerly marketed as Vasovist, gadofosveset trisodium by Bayer Schering Pharma AG, Germany) in 2009 and potential licensing of PRX-08066. Actual proceeds from the Product Sale were materially lower than assumed in the stretch projections.
6.	The first full paragraph on page 31, under the subheading “Source and Amount of Funds” is amended by deleting such paragraph in its entirety and replacing it with the following:
“The Exchange Offer is being made in connection with the Company’s sale of certain of its patents relating to, and rights to commercialization of, MS-325 (formerly marketed as Vasovist, gadofosveset trisodium by Bayer Schering Pharma AG, Germany), in certain territories, pursuant to an Asset Purchase Agreement (the “Purchase Agreement”) between the Company and Lantheus Medical Imaging, Inc. (the “Product Sale”). The aggregate cash payment of up to $18,000,000 to be paid to the holders of Notes that tender in the Exchange Offer shall be funded primarily from the net proceeds of the Product Sale, which were received by the Company upon completion of the Product Sale on April 6, 2009.”
7.	The first paragraph on page 35 is amended by inserting the following after the first sentence of the paragraph.
“If at any time prior to the expiration of the Offer we seek to modify the minimum tender condition, we intend to contact the Noteholders’ Committee, whose members hold approximately 83% in outstanding principal amount of the outstanding Notes. The consent of the members of the Noteholders’ Committee would provide greater than the 75% in outstanding principal amount of the Notes required to modify the minimum tender condition.”
8.	The first paragraph in the subsection entitled “Interests of Directors, Executive Officers and Affiliates of EPIX Pharmaceuticals in the Notes” is amended by deleting such paragraph in its entirety and replacing it with the following:
“Neither the Company nor any of our affiliates, subsidiaries, directors or executive officers have any beneficial interest in the Notes. None of the officers or directors of our subsidiaries have any beneficial interest in the Notes. We will not purchase any Notes from such persons and, since January 1, 2009 neither the Company nor any of our executive officers, directors or affiliates have engaged in any transactions in the Notes.”
The third paragraph in the subsection entitled “Interests of Directors, Executive Officers and Affiliates of Pharmaceuticals in the Notes” is amended by deleting such paragraph in its entirety and replacing it with the following:
“Except as described in this Offer to Exchange and Consent Solicitation, including the Restructuring Support Agreement described herein, neither the Company nor any of our affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of our securities including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.”

9.	On page 58, the heading “Certain Material United States Federal Income Tax Consequences” and the two paragraphs immediately thereunder are amended by deleting such heading and paragraphs in their entirety and replacing them with the following.
“MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of the material U.S. federal income tax considerations related to the exchange of Notes pursuant to the Exchange Offer and of the ownership and disposition of shares of our common stock received upon the exchange.”
10.	On page 62, the heading “Incorporation of Documents by Reference” and the three paragraphs immediately thereunder are amended by deleting such heading and paragraphs in their entirety and replacing them with the following:
“INCORPORATION OF DOCUMENTS BY REFERENCE
Certain information that we have filed with the SEC is “incorporated by reference” herein, which means that we are disclosing important information to you by referring you to the documents in which the information appears. The information incorporated by reference is an important part of this Offer to Exchange and Consent Solicitation, and information that we may file later with the SEC pursuant to an amendment to the Schedule TO will automatically update and supersede the information in this Offer to Exchange and Consent Solicitation.
The following documents previously filed with the SEC are incorporated in this Offer to Exchange and Consent Solicitation by reference:
•	EPIX Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference; and

•	All other reports filed by EPIX Pharmaceuticals with the SEC under Section 13(a) or 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above.
Additionally, we may, at our discretion, incorporate by reference into this Offer to Exchange and Consent Solicitation documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Offer to Exchange and Consent Solicitation by filing an amendment to the Schedule TO for such purpose.
In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.”
Letter of Transmittal and Consent.
1.	The Letter of Transmittal and Consent is hereby amended as follows:
“The Offer to Exchange and Consent Solicitation expires at 12:00 a.m., New York City time, on May 5, 2009, unless the Exchange Offer and Consent Solicitation is extended by us with the consent of the holders of at least 75% in outstanding principal amount of the Notes.”
2.	On page 12, the subheading “IRS Circular 230 Notice” and the subsequent paragraph is amended by deleting such subheading and paragraph in their entirety.
Notice of Guaranteed Delivery; Notice of Withdrawal; Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees; and Form of Letter to Clients.
1.	The Notice of Guaranteed Delivery, Notice of Withdrawal, Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees and Form of Letter to Clients are each hereby amended as follows:
“The Offer to Exchange and Consent Solicitation expires at 12:00 a.m., New York City time, on May 5, 2009, unless the Exchange Offer and Consent Solicitation is extended by us with the consent of the holders of at least 75% in outstanding principal amount of the Notes.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPIX PHARMACEUTICALS, INC.
Dated: April 20, 2009	BY:	/s/ Kim Cobleigh Drapkin
		Name:	Kim Cobleigh Drapkin, CPA
		Title:	Chief Financial Officer